UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 5, 2017

Date of Report (Date of earliest event reported)

Caesars Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-10410	62-1411755
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On May 18, 2017, Caesars Entertainment Corporation (“CEC”) filed a Current Report on Form 8-K (the “May 18 Form 8-K”). The May 18 Form 8-K included information regarding CEC’s projected credit statistics upon the emergence from bankruptcy (the “Emergence”) of Caesars Entertainment Operating Company, Inc. (“CEOC”). Specifically, the May 18 Form 8-K projected that CEC would have $14.7 billion of debt upon Emergence, consisting of $9.6 billion of indebtedness for borrowed money and a capitalized lease obligation of $5.1 billion (yielding projected net leverage ratio of 5.7X). The capitalized lease obligation relates to the lease (the “Lease”) to be entered into between CEOC upon Emergence (“New CEOC”) and the real estate investment trust (“REIT”) being formed in connection with CEOC’s reorganization (“Propco”). The amount of the capitalized lease obligation was determined by multiplying estimated annual lease payments of $640 million times 8.0 (the “Assumed Value of the Capitalized Lease Obligation”). A revised version of a portion of the materials previously furnished with the May 18 Form 8-K is attached hereto as Exhibit 99.1.

As described in the Amendment No. 1 to Form S-4 (the “Amended Form S-4”) filed by CEC today, upon Emergence CEC expects to recognize approximately $8.2 billion of failed sale-leaseback financing obligations in respect of the Lease (rather than $5.1 billion) as a result of certain accounting rules that require the estimated fair value of the property underlying the Lease to be determined by reference to its value determined from the perspective of Propco (which drives a higher valuation due to the tax-advantaged status and lower cost of capital of a REIT).

CEC intends to continue to discuss debt upon and following Emergence (and related credit statistics) by reference to indebtedness for borrowed money plus the Assumed Value of the Capitalized Lease Obligation despite the fact that the Assumed Value of the Capitalized Lease Obligation is not a financial measure determined in accordance with GAAP. Management uses, and believes that the Assumed Value of the Capitalized Lease Obligation is useful for investors, because it reflects a liability based on the future cash outflows, is consistent with the financial reporting of certain similarly situated companies that disclose a liability based on the present value of future cash outflows under similar leases and helps investors understand the future cash outflows and liquidity position of CEC following Emergence. It is not preferable to GAAP results, nor is it necessarily indicative of future performance or of the results that would be reported should Emergence occur.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CEC and Caesars Acquisition Company (“CAC”), as subsequently amended on February 20, 2017 (as amended, the “Merger Agreement”), among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, on June 5, 2017, CEC and CAC filed with the Securities and Exchange Commission (“SEC”) the Amended Form S-4 that includes a preliminary joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of CEC and CAC. Stockholders are urged to read the registration statement and joint proxy statement/prospectus regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CEC and CAC, at the SEC’s website (www.sec.gov), from CEC Investor Relations (investor.caesars.com) or from CAC Investor Relations (investor.caesarsacquisitioncompany.com).

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CEC, CAC and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from CEC and CAC stockholders in favor of the business combination transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CEC and CAC stockholders in connection with the proposed business combination transaction is set forth in the definitive proxy statement filed with the SEC on April 12, 2017 and Amendment No. 1 to the Annual Report on Form 10-K for CAC’s fiscal year ended December 31, 2016, filed on March 31, 2017, respectively. You can obtain free copies of these documents from CEC and CAC in the manner set forth above.

Forward-Looking Statements

This filing includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts and by the use of words such as “will,” “proposed,” “may,” “projected” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, the emergence from bankruptcy of Caesars Entertainment Operating Company, Inc. (“CEOC”) and the expected timing thereof, future actions that may be taken by CEC and others with respect thereto, the completion of the Merger and projected results of operations. These forward-looking statements are based on current expectations and projections about future events.

You are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance and results of CEC may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in our reports filed with the SEC: CEC’s and CEOC’s ability (or inability) to meet any milestones or other conditions set forth in their restructuring support agreements, CEC’s and CEOC’s ability (or inability) to satisfy the conditions to the effectiveness of the Third Amended Joint Plan of Reorganization of CEOC and its Chapter 11 debtor subsidiaries, CEC’s ability (or inability) to secure additional liquidity to meet its ongoing obligations and its commitments to support the CEOC restructuring as necessary, CEC’s financial obligations exceeding or becoming due earlier than what is currently forecast and other risks associated with the CEOC restructuring and related litigation.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CEC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits. The following exhibit is being filed herewith:

Exhibit No.	Description

99.1	Updated Slide 36 from May 18 Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 5, 2017	CAESARS ENTERTAINMENT CORPORATION

	By:	/s/ Scott E. Wiegand
Scott E. Wiegand
Senior Vice President, Deputy General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Updated Slide 36 from May 18 Form 8-K.